UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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Daktronics, Inc.
(Exact name of registrant as specified in its charter)

South Dakota	0-23246	46-0306862
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

201 Daktronics Dr., Brookings, SD		57006
(Address of principal executive offices)		(zip code)

Sheila M. Anderson, telephone: 1-605-692-0200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

SECTION 1 - Conflict Minerals Disclosure
ITEM 1.01 Conflict Minerals Disclosure and Report
Daktronics, Inc. (the “Company”) has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 hereto, which is publicly available at www.daktronics.com.

ITEM 1.02 Exhibit
The Company has filed the Conflict Minerals Report required by Item 1.01 as Exhibit 1.01 to this Form SD.

SECTION 2 - Exhibits

ITEM 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DAKTRONICS, INC.

By: /s/ Sheila M. Anderson
Sheila M. Anderson, Chief Financial Officer

Date: May 31, 2016

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015